                    U.S. Securities and Exchange Commission
                            Washington, D.C.  20549

                                  FORM 10-SB/A
                                AMENDMENT NO. 1

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                          MD HEALTHSHARES CORPORATION
                 (Name of Small Business Issuer in its charter)


          LOUISIANA                                      72-130480
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


201 ST. CHARLES AVENUE
SUITE 4400
NEW ORLEANS, LOUISIANA                                        70170
(Address of principal executive offices)                   (Zip Code)

Issuer's telephone number:  (504) 582-1489



Securities to be registered under Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered

             N/A                                                N/A


Securities to be registered under section 12(g) of the Act:

 JUNIOR PREFERRED VOTING STOCK, $1.00 PAR VALUE, $1,000 LIQUIDATION PREFERENCE
                                (Title of class)

               CLASS A NON-VOTING COMMON STOCK, $0.10  PAR VALUE
                                (Title of Class)

                      Securities and Exchange Commission
                                 Form 10-SB/A
                                Amendment No. 1

                          MD HEALTHSHARES CORPORATION

                                    PART I
                                (ALTERNATIVE 2)


ITEM 6:  DESCRIPTION OF BUSINESS

GLOSSARY OF TERMS

          The following terms are defined herein:

          "Capitation" or "capitated" refers to a method of medical services compensation in managed care plans whereby providers agree to render specified medical services on a prepaid fixed fee per enrollee basis.

          "Class A Stock" refers to the Class A Common Stock of the Company.

          "COA" refers to the Certificate of Authority to operate a HMO issued by the LDOI.

          "Company" refers to MD HealthShares Corporation.

          "Eligible Resale Purchaser" refers to a physician who is licensed to practice medicine in Louisiana and is a member of the LSMS.

          "HMO" refers to a health maintenance organization, which is a prepaid comprehensive medical services plan.

          "HMO/MSA" refers to a managed care plan that combines a MSA with a HMO.

          "HMO/POS" refers to a managed care plan that combines a POS with a HMO.

          "IPA" refers to an independent practice association of physicians.

          "LDOI" refers to the Louisiana Department of Insurance.

          "LSMS" refers to the Louisiana State Medical Society.

          "MSA" refers to a Medical Savings Account, a federal tax-advantaged medical financing plan.

          "Pass-through PPOs" refers to non-risk bearing PPOs, in which providers are reimbursed for medical services on a discounted fee for service basis.

          "PCI" refers to Patients' Choice, Inc., the Company's principal operating subsidiary.

          "POS" refers to point-of-service plans, which are supplements to managed care plans which permit enrollees to seek medical services outside the provider network of the managed care plan.

          "PPO" refers to a preferred provider organization, which is a form of a managed care plan under which enrollees may receive medical services on a discounted fee basis from specified plan providers.

          "Premium-paid PPOs" refers to risk-bearing PPOs, in which providers are compensated for medical services on a prepaid premium basis.

          "Recapitalization" refers to the plan approved by the Company's shareholders whereby each share of the Company's formerly outstanding Class A Common Stock was cancelled and converted into one share of Voting Preferred Stock and 500 shares of Class A Stock.

          "Regional IPAs" refer to the six regional IPAs established by the Company in Louisiana.

          "Voting Preferred Stock" refers to the Junior Preferred Voting Stock of the Company.

THE COMPANY

          MD HealthShares Corporation (the "Company") is a physician-owned healthcare financing holding company. The long-term objective of the Company is to own or operate and offer to employers, third party payors and consumers in Louisiana an array of health financing plans, including managed care plans, such as health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). The Company was incorporated as a for-profit corporation in the State of Louisiana on July 18, 1995. On August 17, 1996 the Company completed its initial public offering with the sale of 2,142 shares of Class A Common Stock to 2,142 Louisiana physicians. On March 22, 1997, the Company's shareholders approved a Plan of Recapitalization pursuant to which all of the Company's outstanding shares of Class A Common Stock were cancelled and each such share was converted into one share of Junior Preferred Voting Stock (the "Voting Preferred Stock") and five hundred shares of Class A Non-Voting Common Stock (the "Common Stock") (the "Recapitalization"). See Part I, Item 12.

          On January 8, 1997, the Company's subsidiary, Patient's Choice, Inc. ("PCI"), received a Certificate of Authority ("COA") from the Louisiana Department of Insurance ("LDOI") to operate a HMO, and the LDOI has approved PCI's applications to offer a HMO plan with certain point-of-service ("POS") features (the "HMO/POS"), and certain risk-bearing PPO plans ("premium-paid PPOs"). In addition, PCI plans to market certain non-risk bearing PPO plans ("pass-through PPOs"). PCI has applied with the LDOI for approval of a benefit plan that would combine a Medical Savings Account ("MSA") with PCI's HMO ("HMO/MSA"). See "-Managed Care Plans of the Company".

          In order to effect state-wide coverage for the managed care plans to be offered by PCI, the Company has divided the state into six regional catchment areas, New Orleans, Baton Rouge, Lafayette/Lake Charles, Alexandria, Monroe and Shreveport, and has incorporated six independent practice associations ("IPAs") (the "regional IPAs") that will enter into contracts with PCI for the performance of managed care physician services in the catchment areas. PCI will also contract for medical services with hospitals and other non-physician providers in each catchment area. Marketing of PCI's managed care plans will be rolled-out on a regional basis as contracting with medical services providers is completed in the catchment areas. The Company anticipates that the managed care plans of PCI will be marketed state-wide by the end of the third quarter of 1997. See "-Managed Care Plans of the Company;-Marketing".

THE MANAGED CARE INDUSTRY

          The healthcare industry in the United States is undergoing a period of rapid and, to a large extent, unpredictable change. Due to a number of demographic, technological, fiscal and other factors, healthcare costs in the United States have been increasing at rates substantially exceeding the rate of inflation and growth in the gross national product for a number of years. These cost increases have lead to significant governmental, private industry and consumer pressure for healthcare plans that achieve lower costs and reduced premiums as compared to traditional indemnity insurance plans. Managed care plans are a private industry response to these pressures. According to the American Association of Health Plans, approximately 26% of the United States population was enrolled in HMOs of the end of 1995.

          Managed care attempts to use market forces and active management of the utilization of medical services to control costs. There are a number of types of managed care plans in the United States, each of which has a wide variety of possible organizational and operational structures. Some of the primary types of managed care plans are outlined below.

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          Health Maintenance Organizations.  HMOs are prepaid health plans that undertake the provision of comprehensive out-patient and in-patient medical services to enrollees through affiliated physicians or physician groups, who may be employees of the HMO or independent contractors, and other affiliated medical service providers such as hospitals, ambulatory surgery facilities, laboratories and radiology centers. Because such services are provided on a prepaid premium basis, the financial risk of medical costs in a HMO contract is shifted from the premium payor to the HMO. HMOs compensate their affiliated providers for services under various payment methods, including, with respect to non-employee physician providers, capitated and negotiated fee payments. In most HMO models, physicians assume a portion of the HMO's financial risk in providing healthcare services for enrollees.

          There are five common models of HMOs. In the STAFF MODEL, the physicians are employees of the HMO. A staff model HMO is a "closed panel" HMO because only employees of the HMO may be physician-providers. Of all HMO models, the staff model HMO provides the greatest opportunity for HMO control over physician utilization and treatment. However, there is the least opportunity in a staff model HMO for physician selection by patients.

          In the GROUP MODEL, the HMO contracts with a multispecialty physician group. A group model HMO is a closed-panel HMO, and it may perform medical services for the HMO on an exclusive ("captive group") or non-exclusive basis ("independent group"). From the viewpoint of the patient there may be little apparent difference between a staff model and a group model HMO.

          In the NETWORK MODEL, the HMO contracts with more than one group practice for medical services. These groups may be large multispecialty groups, or groups of primary care physicians. The network model may be an open panel, in which the HMO will contract with any group which meets credentialing criteria.

          In the IPA MODEL, the HMO contracts with one or more IPAs to provide medical services. An IPA is a legal entity composed of physicians who have, in most cases, individual private medical practices outside of the IPA. IPAs contract to provide medical services to defined populations in a managed care context. IPAs often are established by physicians in order to achieve group bargaining power in a managed care context while retaining their individual private medical practices. An IPA model HMO is an open panel plan. However, physician membership in IPAs organized by the HMO or other entities such as hospitals may be more restrictive than in IPAs organized by physicians.

          IPA model HMOs currently predominate in the HMO market. According to one study, as of the end of 1993, approximately 65% of all HMO plans were IPA model HMOs, and as of July, 1993, over 49% of all HMO enrollees in the United States were enrolled in IPA model HMOs.

          In an IPA model HMO, the affiliated IPA or IPAs may assume some or all of the HMO's financial risk for physician and non-physician services covered by the HMO's benefit plan. In most cases, a HMO-affiliated IPA is compensated for physician services by the HMO in the form of capitation payments. The IPA in turn compensates its physician members on a discounted fee or a capitation basis. Primary care services are often compensated on a capitation basis, and specialist services are often compensated on a discounted fee basis, though capitation for specialists is becoming more common. Discounted fee payments may be funded from budgeted primary care and specialist care risk pools, and such payments ordinarily are subject to reduction if aggregate fees exceed budgeted amounts. If the IPA assumes the financial risk for non-physician services, it will fund risk pools from a portion of the HMO's capitation payments for the payment of hospital expenses and other non-physician medical costs of enrollees. Often, a portion of both capitation and discounted fee payments for medical services are withheld by the IPA from its physician members and reserved for application to unbudgeted overutilization costs (for specialist care or hospital costs, for example). Unexpended withholds and excess risk pool amounts are usually distributed to physicians at regular intervals, sometimes on the basis of utilization performance reviews. Thus, the risk pools and compensation withholds are designed to provide both for physician assumption of risk (in addition to primary care or specialist care capitation risk) and physician incentive. UM/QA standards are more difficult to administer in the IPA model HMO than in the staff model or the group model, which can result in greater administrative costs. IPA model HMOs often seek to control specialist use by enrollees through the requirement of primary physician specialist referrals (a "gatekeeper system").

          In the DIRECT CONTRACT MODEL, the HMO contracts directly with individual physicians rather than with IPAs. The direct contract model HMO often uses a gatekeeper system.

          PCI's HMOs will be operated as IPA model HMOs and physician-providers to PCI's HMOs who are members of the Company's regional IPAs will bear the primary financial risk of overutilization medical services. See "-Managed Care Plans of the Company".

          Preferred Provider Organizations. A PPO is an organization of healthcare providers which agrees to render medical services on a discounted fee basis. The organizing entity of a PPO is generally responsible for assembling the network of participating providers, negotiating fee schedules with the providers and payors, designing and implementing UM/QA requirements, marketing the PPO and processing provider claims and reimbursements. In a pass-through PPO, the provider reimbursement claims are typically paid by an employer-funded employee health plan or indemnity insurance company, and the PPO passes through the payments to the providers after deduction of an administrative fee. In a premium-paid PPO, the PPO funds provider reimbursement claims from premium payments received from, typically, a small employer. The premium-paid PPO thus bears the financial risk of overutilization of both its network and out-of-network providers. PCI plans to offer both pass-through PPOs and premium-paid PPOs. See "-Managed Care Plans of the Company".

          Point-of-Service Plans. Point-of-service plans ("POS") are indemnity-like supplements to managed care plans that allow enrollees to determine, at the point at which it is necessary to seek medical services, whether to utilize a managed care network provider or an out-of-network provider. Enrollees typically incur substantial out-of-pocket expense in exercising the out-of-network option. PCI plans to offer a HMO with a POS feature. See "-Managed Care Plans of the Company".

          Managed Indemnity Plans. Many traditional indemnity insurance plans, service plans (e.g., Blue Cross and Blue Shield) and self-insured plans now require beneficiaries and providers to observe a variety of utilization management requirements.

HEALTH CARE REFORM

          Acting as a spur to the development of private market solutions to increasing costs of healthcare have been various proposals at the federal level to provide universal medical coverage and to impose federal controls on the financing of the private medical services marketplace. The enactment of any such federal or state initiatives could have a significant and unpredictable impact on the operations and prospects of the Company. There have been a number of proposals in Louisiana to enroll all or a part of the state's Medicaid-eligible population into one or more HMOs. It is not possible to predict what, if any, effect the adoption of any such proposal would have on the operations or prospects of the Company. See "-Regulation of HMOs and PPOs".

REGULATION OF HMOS AND PPOS

          State Regulation. PCI is subject to regulation and supervision by the LDOI. PCI has made and will be required to maintain a $1,000,000 deposit in Louisiana financial institutions to secure against its insolvency. In addition, PCI will be required to maintain capital and surplus of at least $2,000,000.
PCI is required to file periodic statutory and audited financial reports with the LDOI. In addition, as a HMO holding company, the Company is required to register with the LDOI and to file periodic holding company reports.

          Louisiana law requires HMOs to provide coverage (subject to lifetime maximum benefits) for "basic healthcare services" in their enrollee contracts. Basic healthcare services include emergency care, inpatient hospital and physician care, outpatient medical services, routine gynecological care (including care relating to pregnancy) and radiology services. Coverage for alcohol or drug abuse health services must be offered as an option to a HMO contract. Chiropractic services are included as basic healthcare services to the extent they arise out of a referral by a physician for orthopedic or neurological conditions. HMO benefit packages may include, in addition to required basic healthcare services, other healthcare services, including oral surgery and podiatric and psychological care.

          In general, the rate structures of HMOs are not regulated in Louisiana. However, HMOs that provide coverage to certain "small employers" (3 to 35 employees) must use a modified community rate structure. Louisiana HMOs are required to establish procedures for the continuous review of quality of care, performance of providers, utilization of health services and facilities, and costs of operations.

          Federal HMO Qualification. The Company does not at this time intend to qualify PCI's HMOs under federal law. The advantages of federal HMO qualification are that the HMO may obtain a Medicare risk contract from the federal government and market its plan to the Medicare population. The disadvantages to federal qualification include the requirement that the HMO have a minimum of 5,000 enrollees, an extensive application process, minimum healthcare benefits which are more extensive than those required to be provided under Louisiana law, and, with respect to Medicare patients, federally-mandated rate structures and enrollment and marketing requirements. PCI may seek federal qualification of its HMOs at a later date, however, if business considerations indicate that such qualification would benefit the Company.

          Federal Regulation. PCI will be subject to the "guaranteed issue" provisions of the Health Insurance Portability and Accountability Act of 1996, which requires insurance and managed care companies which service the small business market (2 to 50 employees) to accept all small businesses which apply for coverage, and which mandates renewability and portability of healthcare coverage. Both the federal Anti-Kickback Statute, a criminal law, and the federal Stark II Amendments, a civil statute, provide penalties for, respectively, the payment of remuneration for the purpose of inducing patient or medical services referrals, and the self-referral of certain medical services to an entity in which a physician (or an immediate family member) has a financial interest. Presently, both these statutes are applicable only to the Medicaid and Medicare programs. PCI does not at this time intend to secure Medicare risk contracts, and no federal waiver of the fee provisions of the federal Medicaid enabling law has been granted to permit Louisiana to enroll a substantial number of Medicaid-eligible beneficiaries in HMOs. However, Louisiana has in the past sought such a waiver and it may do so in the future. If such a waiver permitting Medicaid-eligible beneficiaries to enroll in state-qualified HMOs were granted, PCI's HMOs may seek to enter that market. In that case, it would become subject to the federal legislation discussed above. Moreover, such federal legislation may be made applicable at same future date to HMO or other managed care contracts. The Company believes that the operations of PCI's managed care plans as currently contemplated would not violate such federal legislation were it applicable to either of them, but expansion of the coverage of federal law or clarification of its scope could require PCI's managed care plans to modify the provider structures or operations which could have a material adverse effect on the Company.

          Antitrust Regulation. The activities of PCI's managed care plans will be subject to federal and state antitrust laws and regulations. The interaction between such laws and regulations and the numerous legal and economic arrangements that exist and are being formed in the rapidly changing healthcare marketplace are uncertain. There is a risk that because of such laws and regulations the Company will not be able to adopt organizational or operational arrangements that would be optimal for the business of PCI's managed care plans, or that it may have to change such optimal arrangements at some later date to satisfy federal or state antitrust laws and regulations. The antitrust rules applicable in the PPO area are particularly in doubt at present, and there are indications that a PPO which has substantial market power, as the Company contemplates in regard to PCI's PPOs, may violate certain antitrust laws if it fails to assume some of the financial risk of payors.

COMPETITION

          The managed care business is highly competitive in Louisiana. As of February 20, 1997, there were 25 companies in Louisiana holding COAs for HMO operations, and several applications for COAs are pending before the LDOI. It is estimated that 16 of the licensed HMOs in Louisiana are currently in operation. Market penetration of HMOs is relatively low in Louisiana, with estimated enrollment of 10% of the population in HMOs at the end of 1995 as compared to an estimated enrollment of 26% of the population nationally.

          Many of the HMOs that PCI will be in competition with, such as Aetna Health Plans of Louisiana, Inc., CIGNA Health Care of Louisiana, Inc., and United Healthcare of Louisiana, Inc., are owned by large, national companies whose financial resources far exceed those that are available to the Company, and such companies and the other HMOs operating in Louisiana have provider relationships, enrollment contracts, and managerial and administrative resources that the Company does not have and must develop to achieve profitable operations. The Company will enter this competitive arena on a staged-basis as a state-wide competitor. Although there are a number of HMO competitors in Louisiana with substantially greater financial and managerial resources and operative experience than the Company, to the Company's knowledge only one HMO, the Ochsner Health Plan, which reportedly has over 130,000 enrollees, currently conducts state-wide operations.

          PPOs are not subject to federal or state regulation and data concerning competition in the PPO segment of the healthcare financing industry are difficult to ascertain. It has been estimated that there are at least 20 PPOs operating in Louisiana with over 1.5 million enrollees.

          The Company believes that HMOs and PPOs compete in large part for different segments of the healthcare financing market. As a prepaid plan, a HMO offers, in general, cost protection to payors, the elimination of deductibles and significant copayments for beneficiaries, and in many cases, lower premium rate structures. As a provider arm for traditional indemnity insurance and self-funded employer plans, a PPO often offers greater freedom of patient choice and, within the PPO provider network, discounted fees for payors and beneficiaries. However, HMOs and pass-through PPOs compete for business with indemnity insurers and self-funded employer benefit plans which have determined to chose either a HMO or a PPO as the primary healthcare financing vehicle, and HMOs and premium-paid PPOs compete for business with smaller employers that do not self-fund their medical benefit plans.

MANAGED CARE PLANS OF THE COMPANY

          In order to implement state-wide coverage for PCI's managed care plans, the Company has divided the state into six regional catchment areas, New Orleans, Baton Rouge, Lafayette/Lake Charles, Alexandria, Monroe and Shreveport, and has organized six subsidiary IPAs that will enter into contracts with PCI for the performance of managed care physician services in the catchment areas. PCI will also contract for medical services on a discounted fee basis with hospitals, surgery centers, laboratories and other medical services providers in each catchment area, and with non-IPA member physicians to the extent necessary to achieve on a regional basis appropriate numbers of physicians or physician practice coverage ratios. PCI believes that its HMOs will offer an array of medical, diagnostic, hospitalization, surgical and other medical services competitive with the services offered by other HMOs in Louisiana.

          Currently, PCI plans to market five types of managed care plans, a HMO, HMO/POS, HMO/MSA, pass-through PPO and premium-paid PPO. Each of PCI's managed care plans will be offered in a variety of configurations of price, benefits, deductibles and copayments.

          PCI's HMO will offer an array of prepaid medical services to enrollees. After deduction of an administrative fee, PCI will distribute the premium income in accordance with actuarial models among certain budgeted pools for the provision of non-physician services (and a budgeted pool for non-network physician services on an emergency or approved call basis), and to the Company's regional IPAs on a capitation basis for the provision of physician services.
The Company's IPAs will distribute the capitation payments in accordance with actuarial models among budgeted primary care and specialist physician pools.
PCI will reconcile its budgeted pools periodically, and the physician budgeted pools of the regional IPAs will be reconciled periodically by the Company. In the event of overutilization of PCI's budgeted pools, PCI may reduce capitation payments to the IPAs. In such an event or in the event of overutilization of the IPA budgeted pools, the Company may reduce the physician reimbursement schedules of the IPAs. Thus, IPA-member physicians will bear the primary financial risk of PCI's HMOs.

          PCI's HMO/POS will be a HMO with a point-of-service feature. Under the POS, PCI will reimburse out-of-network providers on the basis of the Company's discounted fee schedule, subject to substantial deductibles and coinsurance obligations of enrollees. PCI will bear the financial risk of enrollee overutilization of the POS feature of the HMO/POS.

          PCI has filed an application with the LDOI to market a Medical Savings Account coupled with PCI's HMO. A MSA is a federal tax-advantaged account established by certain qualifying individuals for the payment of out-of-pocket medical expenses, which is combined with a high-deductible indemnity insurance or managed care plan. There can be no assurance that the LDOI will approve PCI's application to market a HMO/MSA.

          Under PCI's premium-paid PPO, in return for the premium paid by the employer or other enrolling group, PCI will reimburse network providers on the basis of its discounted fee schedule, subject to certain enrollee copayment requirements, and it will reimburse out-of-network providers on a reasonable and customary fee basis, subject to substantial deductibles and coinsurance requirements applicable to enrollees. PCI will bear the financial risk of overutilization of both network and out-of-network providers of the premium-paid PPO.

          PCI's pass-through PPO network will contract with self-funded employer health plans and indemnity insurers for the provisions of medical services on a discounted fee basis. If PCI's pass-through PPO contracts with indemnity insurers, it is anticipated that it would administer network provider reimbursement claims and remit reimbursement payments to providers after deduction of an administrative fee. If PCI's pass-through PPO contracts with a self-funded employer plan, it is anticipated that PCI may, on a fee basis, administer all claims under the plan. Medical services providers, including out-of-network providers, would submit reimbursement claims to PCI, which will process the claims, determine the applicable deductibles, copayments and coinsurance, receive payments from the employer or other enrolling group, and remit the payment balances to the medical services providers. PCI will not bear substantial financial risk in the administration of the pass-through PPO.

          The Company and PCI may at any time change the structure, terms or other material aspects of, or terminate the Company IPAs or PCI's managed care plans at any time, subject only to express contractual obligations.

PROVIDERS; CREDENTIALING

          Only record owners of the Company's Voting Preferred Stock who are members of the Louisiana State Medical Society ("LSMS") may be members of the Company's regional IPAs and physician-providers for PCI's benefit plans, except that the Company reserves the right to permit physician-providers who are not shareholders or LSMS members to become members of the Company's IPAs if such non-shareholder physician members are necessary to achieve on a regional basis appropriate numbers of physicians or physician specialty practice ratios. Members of the Company's regional IPAs will be required to be providers to all of PCI's managed care plans offered in the applicable catchment area. Provider contracts will be subject to non-renewal or termination if providers fail to observe or meet the requirements thereof, including UM/QA standards and, with respect to shareholder-providers, continuing LSMS membership.

          All Voting Preferred Stock shareholders who seek to become members of the Company's IPAs will be required to meet the standard credentialing requirements promulgated by the National Committee on Quality Assurance ("NCQA"). Voting Preferred Stock shareholders who fail to meet NCQA credentialing may have their Voting Preferred Stock redeemed under certain limited circumstances.

PLANS AND STRATEGY OF THE COMPANY; COMPETITIVE ISSUES

          The Company anticipates that PCI's managed care plans will be marketed state-wide by the end of the third-quarter of 1997. The Company expects that it will incur losses on operations until PCI's HMOs attain an enrollment of approximately 22,500 persons, which the Company anticipates will occur by the first quarter of 1999. The Company expects that aggregate negative cash flow from PCI's operations during the period prior to the achievement of positive operating results may exceed $7 million. The Company believes its capital resources are sufficient to fund operations during such period. The Company does not anticipate that it will be necessary for it to raise additional capital in the next six months.

          As of June 1, 1997, there were 119 enrollees in PCI's HMO. PC has not commenced the marketing of its PPO plans and there are no enrollees under such plans, or under PCI's HMO/POS or HMO/MSA.

          The Company's business strategy is two-fold: first, to distinguish itself from its competitors by providing competitively-priced managed care products state-wide through a network of physicians that is larger than that of any other managed care provider; and second, to distinguish itself from its competitors by offering employers and other payors competitively priced HMO products that provide employees and other enrollees the greatest possible freedom in the selection of physicians, and the greatest possible freedom (consistent with appropriate and economically-sound medical practices) for physicians to prescribe medical treatments.

          The Company believes that all of the currently operating HMOs against which it will compete restrict the number of provider physicians in their panels in accordance with various ratios determined on the basis of economic experience. Because any properly credentialed record holder of Voting Preferred Stock may become a provider for PCI's managed care plans, it will not have such provider restrictions. For cost-control purposes, patient utilization of HMO resources can be more efficiently controlled in the context of a restricted panel of primary care and specialist physicians. Unrestricted panels could require the HMO to devote more administrative personnel and funds to utilization review than its competitors in market areas where the HMO may have a surplus of providers, and it could result in reduced margins for the HMO on its premium revenues as compared to some HMO competitors.

          PCI has adopted an open access system for HMO enrollee utilization of specialists rather than a gatekeeper system. The Company is not aware of any HMO competitor in Louisiana which utilizes such an open access system. Although an open access system will increase enrollees' freedom of choice, and perhaps increase the attractiveness of PCI's HMOs to employers and other payors, self-referral by patients to specialists likely will increase specialist utilization by enrollees of PCI's HMOs as compared to such utilization by enrollees of PCI's competitors, and could raise overall costs of patient treatment. Again, such increased costs could have a material adverse effect on the Company.

          It is the understanding of the Company that it is not customary for a HMO to have extensive procedures for review of determinations to terminate or not renew physician-provider contracts. However, PCI is developing procedures to assure a reasonable degree of fair process in determinations to terminate or not to renew such contracts, and such procedures could result in increased administrative costs and paperwork for PCI and its physician-providers.

MARKETING

          PCI plans to market its HMOs and premium-paid PPOs to mid-size employers, including hospitals, physician groups and other healthcare provider organizations, school systems and private businesses, and to market its pass-through PPOs to employer funded medical plans and indemnity insurance companies. Sales will be effected through independent licensed insurance agents. Marketing of PCI's managed care plans will be rolled-out on a regional basis as the Company's regional IPA provider panels are filled and PCI enters into provider contracts with hospitals and other non-physician medical services providers. It is anticipated that PCI's managed care plans will be marketed in all six catchment areas by the end of the third quarter of 1997.

THIRD PARTY ADMINISTRATION

          All data processing for PCI and the Company will be performed by Managed Care Consultants, Inc. ("MCC"). MCC will also undertake on behalf of the Company and PCI premium billing and collection, precertification of inpatient hospital admissions, outpatient surgical procedures and other procedures specified by PCI, and claims processing and payment.

EMPLOYEES

          The Company and its subsidiary PCI have ten employees, eight of whom are full-time employees.

ITEM 7.  DESCRIPTION OF PROPERTIES.

          The Company has no material properties.

ITEM 8.  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

          The following table sets forth certain information with respect to the directors, executive officers and certain significant employees of the Company:

Name                                Age                     Position
---------------------------  ------------------  -------------------------------

     Rene G. Abadie                          49  Director of Provider Relations
     Brian W. Amy, M.D.                      45  Director
     Lawrence L. Braud, M.D.                 55  Director
     Ralph W. Colpitts, M.D                  46  Director
     Jimmy R. Coughran, M.D.                 31  Director
     Wallace E. Dunlap, M.D                  61  Director
     Daniel G. Dupree, M.D.                  48  Director
     Michael S. Ellis, M.D.                  55  Director
     Melanie C. Firmin, M.D.                 39  Director and Vice President
     Frank D. Irwin, M.D.                    54  Vice President-Medical
                                                 Management
     Patricia H. Jackson                     42  Director of Medical Management
     C. Clinton Lewis, M.D.                  55  Director and Treasurer
     Thomas P. McCabe                        49  Interim Chief Executive Officer
     Jay Neukomm                             51  Vice President - Sales and
                                                 Marketing
     David R. Raines, Jr., M.D.              56  Director
     William M. Roeling, M.D                 68  Director and Secretary
     Jay M. Shames, M.D.                     61  Director
     F. Jeff White, M.D.                     38  Director
     James A. White III, M.D                 57  Director, Chairman and
                                                 President
     R. Bruce Williams, M.D.                 47  Director



RENE G. ABADIE                  Mr. Abadie has been Director of Provider
201 St. Charles Avenue          Relations since 1996.  Prior to joining the
Suite 4400                      Company, Mr. Abadie had been Director of Public
New Orleans, Louisiana 70130    Affairs for the LSMS for over ten years.
 Director of Provider Relations


Brian W. Amy, M.D.              Dr. Amy has practiced surgery in Abbeville,
2625 North  Drive               Louisiana for 12 years.  A graduate of the LSU
P.O. Drawer 398                 School of Medicine, Dr. Amy is a Diplomate of
Abbeville, Louisiana            the American Board of Surgery and a Fellow of
 70511-0398                     the American College of Surgeons.  Dr. Amy has
 Director                       served as Clinical Assistant Professor of
                                Surgery at the L.S.U. School of Medicine and is a member of the Board of Directors of University Hospital, Lafayette, Louisiana.
                                Dr. Amy has been a director of the Company since 1997.


Lawrence L. Braud, M.D.         Dr. Braud has practiced Otolaryngology-Head
7777 Hennessy Boulevard         and Neck Surgery in Baton Rouge, Louisiana
Suite 400                       for over 21 years.  A graduate of the LSU
Baton Rouge, Louisiana          School of Medicine, Dr. Braud is a Fellow of
 70808                          the American College of Surgeons and the
 Director                       American Academy of Otolaryngology and a
                                Diplomate of the American Board of
                                Otolaryngology-Head and Neck Surgery. Dr. Braud is Immediate Past-President of the LSMS, which he previously served as President (1996), President-Elect (1995), Vice President (1994) and Chairman of the Board of Councilors (1989-
                                93). Dr. Braud served as President of the Louisiana Academy of Otolaryngology in 1994, and has been an Assistant Clinical Instructor at the LSU School of Medicine since 1979. Dr. Braud has been a director of the Company since 1995.

Ralph W. Colpitts, M.D.      Dr. Colpitts has practiced Plastic and
643 South Ryan               Reconstructive Surgery in Lake Charles, Louisiana
Lake Charles, Louisiana      for 15 years.  A graduate of St. Louis University
 70601                       School of Medicine, Dr. Colpitts is a Diplomate of
 Director                    the American Board of Plastic Surgery and is a
                             Fellow of the American Society of Plastic and Reconstructive Surgery. Dr. Colpitts is Chief of
                             Surgery at Columbia Hospital, Lake Charles,
                             Louisiana, and is a former President of the Calcasieu Parish Medical Society. Dr. Colpitts has been a director of the Company since 1997.


Jimmy R. Coughran, M.D.      Dr. Coughran has practiced Family Medicine in
2106-A Loop Road             Winnsboro, Louisiana since 1995.  A graduate of
Winnsboro, Louisiana  71295  the LSU Medical Center- Shreveport, Dr. Coughran
 Director                    is a Diplomate of the American Board of Family
                             Practice and is Chief of Staff of the Franklin
                             Medical Center. Dr. Coughran has been a director of the Company since 1997.


Wallace H. Dunlap, M.D.      Dr. Dunlap is President of the Company's
888 Tara Boulevard           subsidiary Patient's Choice, Inc.  A graduate of
Baton Rouge, Louisiana       Kansas University Medical School, Dr. Dunlap has
 70806                       practiced Pediatric Medicine in Baton Rouge,
 Director                    Louisiana for 30 years.  Dr. Dunlap is a Diplomate
                             of the American Board of Pediatrics and a Fellow of the American Academy of Pediatrics. Dr. Dunlap is Secretary-Treasurer of the LSMS and has served as the Chairman of the LSMS Council on Legislation and as President of the East Baton Rouge Parish
                             Medical Society. Dr. Dunlap has been a director of the Company since 1997.


Daniel G. Dupree, M.D.       Dr. Dupree has practiced Dermatology in Lafayette,
1101 S. College Road         Louisiana for over 18 years.  A graduate of the
Suite 305                    LSU School of Medicine, Dr. Dupree is a Diplomate
Lafayette, Louisiana  70503  of the American Board of Dermatology and a Fellow
 Director                    of the American Academy of Dermatology.  Dr.
                             Dupree is Immediate Past-President and has served as Vice President and Secretary-Treasurer of the Lafayette Parish Medical Society, served as
                             Vice-Chairman of LAMPAC in 1994-95, was a delegate to the 1995 LSMS meeting, and is an alternate delegate to Council on Legislation of the LSMS.
                             Dr. Dupree has been a director of the Company since 1996.


Michael S. Ellis, M.D.       Dr. Ellis, a graduate of LSU School of Medicine,
#8 Park Island Drive         has practiced Otolaryngology-Head and Neck Surgery
New Orleans, Louisiana       in New Orleans, Louisiana for 23 years.  Dr. Ellis
 70122                       is a clinical professor in the Department of
 Director                    Otolaryngology and Head and Neck Surgery at the
                             LSU School of Medicine in New Orleans.  He is a
                             Fellow of the American College of Surgeons and the American Academy of Facial Plastic and
                             Reconstructive Surgery, and is a Diplomate of the American Board of Otolaryngology-Head and Neck
                             Surgery and the American Board of Cosmetic
                             Surgery.  Dr. Ellis is President-Elect of the
                             LSMS, President of the St. Bernard Medical
                             Society, an LSMS Alternate Delegate to the
                             American Medical Association, and has served as President of the Louisiana Academy of Otolaryngology-Head and Neck Surgery, Chalmette
                             General Hospital and De La Ronde Hospital.  Dr.
                             Ellis has been a director of the Company since
                             1996.

Melanie C. Firmin, M.D.      Dr. Firmin has practiced Anesthesiology in
720 Madison                  Alexandria, Louisiana for 12 years.  A graduate of
Alexandria, Louisiana        the LSU Medical Center-Shreveport, Dr. Firmin is a
 71301                       Fellow of the American Society of Anesthesiology
 Director and Vice           and a Diplomate of the American Board of
  President                  Anesthesiology.  She is Past President of the
                             Rapides Parish Medical Society, is on the Board of
                             Directors of the Central Louisiana Ambulatory
                             Surgery Center and the Southfield Care Center (a nursing home facility), and has served as a director of the Rapides Regional Women's Hospital.
                             Dr. Firmin is a member of the Board of Directors of Rapides Bank & Trust, Alexandria, Louisiana, and has been a director and Vice President of the Company since 1995.


Frank D. Irwin, M.D.         Dr. Irwin became Vice President of Medical
201 St. Charles Avenue       Management and Physician Affairs effective July 7,
Suite 4400                   1997.  During 1996 and in 1997, prior to joining
New Orleans, Louisiana       the Company, Dr. Irwin was Chief Medical Officer
 70130                       of Health Control, Inc., Harrisburg, Pennsylvania,
 Vice President of           a start-up HMO.  From 1991 until 1996, Dr. Irwin
  Medical Management         held several positions with FHP, Inc., Tamaning,
                             Guam, an Asian Pacific region HMO, including
                             Associate Medical Director (1991-93), Medical
                             Director (regional) (1993-95) and Senior Medical
                             Director (1995-96).


Patricia H. Jackson, R.N.    Ms. Jackson became Director of Medical Management
201 St. Charles Avenue       in February, 1997.  Prior to joining the Company,
Suite 4400                   Ms. Jackson was Director of Medical Management for
New Orleans, Louisiana       Woman's Physician Health Organization, Baton
 70130                       Rouge, Louisiana, from 1995 to 1996, and between
 Director of Medical         1990 and 1995 held various positions, including
  Management                 Vice President for Medical Management, with Gulf
                             South Health Plans, Baton Rouge, Louisiana.


C. Clinton Lewis, M.D.       Dr. Lewis has practiced Radiology for 29 years,
1005 Loreauville Road        and for the last 17 of those years in New Iberia,
New Iberia, Louisiana        Louisiana.  A graduate of the LSU School of
 70560                       Medicine, Dr. Lewis is a Diplomate of the American
 Director and Treasurer      Board of Radiology, a member of the American
                             College of Radiology, and a member of the Radiology Society of North America. Dr. Lewis was
                             Chief of Staff at Dauterive Hospital, New Iberia,
                             Louisiana in 1996, is Chairman of the Credentials
                             Committee of LSMS House of Delegates, and served as the 9th District Councilor to the Board of Governors of the LSMS from 1990 to 1995. Dr.
                             Lewis has been a director of the Company since
                             1996.


Thomas P. McCabe, J.D., MBA  Mr. McCabe became Interim Chief Executive Officer
201 St. Charles Avenue       in 1997 pursuant to a consulting agreement with
Suite 4400                   the Company.  In addition to his contractual
New Orleans, Louisiana       services for the Company, Mr. McCabe has a medical
 70130                       care consulting and legal practice in Long Beach,
 Interim Chief Executive     California.  Formerly, Mr. McCabe was Executive
  Officer                    Counsel for the Friendly Hills Healthcare
                             Foundation, LaHabra, California, Assistant to the
                             Chief Executive Officer of the Friendly Hills
                             Medical Group, LaHabra, California, and Executive
                             Director of the United Medical Group Association,
                             Long Beach, California.

Jay Neukomm                  Mr. Neukomm became Vice President-Sales and
201 St. Charles Avenue       Marketing in  March, 1997.  Prior to joining the
Suite 4400                   Company, Mr. Neukomm had been Vice President-Sales
New Orleans, Louisiana       and Marketing for HealthCentral, Inc., Harrisburg,
 70130                       Pennsylvania during 1996, Director of Sales and
 Vice President-Sales        Marketing for Health Systems International,
  and Marketing              Sacramento, California, from 1993 to 1995, and
                             Regional Sales Manager for TakeCare Health Plan,
                             Sacramento, California from 1990 to 1993.


David R. Raines, Jr., M.D.   A graduate of Hahnemann Medical College,
611 Grammont Street          Philadelphia, Pennsylvania, Dr. Raines has
Monroe, Louisiana  71201     practiced Gastroenterology in Monroe, Louisiana
 Director                    for 19 years.  Dr. Raines is a Diplomate of the
                             American Board of Internal medicine
                             (Gastroenterology) and a Fellow of the American
                             Society of Internal Medicine, the American College of Gastroenterology and the American Society of Gastrointestinal Endoscopy. Dr. Raines has been a director of the Company since 1997.


William R. Roeling, M.D.     Dr. Roeling has practiced Obstetrics and
4720 I-10 Service Road       Gynecology in New Orleans, Louisiana for 35 years.
Suite 400                    A graduate of LSU School of Medicine, Dr. Roeling
Metairie, Louisiana  70001   has served as Chairman of the
 Director and Secretary      Obstetrics/Gynecology Departments at Mercy
                             Hospital (1970) and Lakeside Hospital (1980-1981), as a clinical instructor at Tulane University
                             Medical School (1961-1993), and as President
                             (1988-1989) and member of the Board of Trustees of Lakeside Hospital (1985-1991). Dr. Roeling served as President of the Jefferson Parish Medical
                             Society in 1985, was on the Executive Committee of the JPMS from 1991 through 1996, and has been a member of the LSMS House of Delegates for over 25 years. Dr. Roeling has been a director of the Company since 1995.


Jay M. Shames, M.D.          Dr. Shames has practiced Internal Medicine and
3525 Prytania Street,        Pulmonology in New Orleans, Louisiana since 1968.
Suite 526                    A 1961 graduate of Tulane University School of
New Orleans, Louisiana       Medicine, Dr. Shames is a Diplomate of the
 70115                       American Board of Internal Medicine and the
 Director                    American Board of Pulmonary Diseases, is a Fellow
                             of the American College of Physicians and the American College of Chest Physicians, and is a Member of the American Society of Internal
                             Medicine and the American Thoracic Society.  Dr.
                             Shames was President of the LSMS in 1994-1995, is on the Board of Governors of Touro Infirmary, serves as a clinical professor at Tulane
                             University School of Medicine and the LSU School of Medicine, and served as the President of the Orleans Parish Medical Society in 1984-85. Dr.
                             Shames has been a director of the Company since
                             1995.

James A. White III, M.D.     Dr. White, a graduate of Tulane University School
2920 Jackson Street          of Medicine, has practiced Otolaryngology-Head and
Alexandria, Louisiana        Neck Surgery in Alexandria, Louisiana for 25
 71301                       years.  Dr. White is a Fellow of the American
 Director and President      College of Surgeons, the American Academy of
                             Otolaryngology, and the American Academy of Otolaryngologic Allergy, and is a Diplomate of the American Board of Otolaryngology-Head and Neck
                             Surgery. Dr. White serves as a clinical instructor of Otolaryngology at Tulane University
                             School of Medicine. Dr. White was President of the LSMS in 1993-94, and served two consecutive terms as President of the Rapides Parish Medical
                             Society in 1988 and 1989.  Dr. White has been
                             President and a director of the Company since
                             1995.  In 1992, Louisiana Wine Partners, a
                             Louisiana limited partnership of which Dr. White was the general partner, filed a petition for relief under Chapter 7 of the United States
                             Bankruptcy Code.


F. Jeff White III, M.D.      Dr. White has practiced Cardiology in Shreveport,
2751 Virginia, Suite 5B      Louisiana since 1988.  A 1982 graduate of the LSU
Shreveport, Louisiana        School of Medicine-Shreveport, Dr. White is a
 71103                       Diplomate of the American Board of Internal
 Director                    Medicine and the American Board of Cardiovascular
                             Diseases, and is a Fellow of the American College of Cardiology and the American College of Chest
                             Physicians. Dr. White has been a member of the Board of Directors of the Shreveport Medical
                             Society since 1992, and has served on a number of committees of the Society and the LSMS. Dr. White is Vice-Chief of Medicine at the Willis Knighton
                             Medical Center. Dr. White has been a director of the Company since 1995.


R. Bruce Williams, M.D.      Dr. Williams has practiced Pathology in
2600 Greenwood Road          Shreveport, Louisiana since 1979.  A graduate of
Shreveport, Louisiana        Vanderbilt University Medical School, Dr. Williams
 71103                       is a Fellow of the College of American
 Director                    Pathologists and a Diplomate of the American Board
                             of Pathology. Dr. Williams is President of the LSMS and has served as Speaker of the LSMS House of Delegates and as President of the Shreveport
                             Medical Society. Dr. Williams also serves as clinical associate professor of the LSU Medical
                             Center in Shreveport, Louisiana. Dr. Williams has been a director of the Company since 1995.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

  Directors receive no compensation for serving on the Board of Directors other than reimbursement of reasonable expenses in attending meetings of the Board of Directors and committees thereof. All officers of the Company during 1996 were non-compensated corporate officers elected from the Board of Directors, and the Company had no executive officers in 1996.

  On February 7, 1997, the Company engaged Thomas P. McCabe as its Interim Chief Executive Officer under a consulting services agreement. The agreement provided that Mr. McCabe will be compensated for his services at the rate of $175 per hour, with a maximum daily rate of $1,800, plus Mr. McCabe's travel costs and lodging expenses while in New Orleans, Louisiana. Mr. McCabe is a resident of California. Through May, 1997, Mr. McCabe had invoiced the Company $123,712 for consulting fees and $15,056 for expenses. The Company also paid consulting fees and expenses of $1,157,445 in 1996 and $402,464 during the first quarter of 1997 to Arthur Andersen Consulting for services in designing the Company's managed care plans, developing the Company's provider networks, fee schedules, marketing plans and claims processing, and coordinating executive management searches and physician credentialing and orientation.

ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

  The following table sets forth the number of shares of the voting securities of the Company owned of record by each of the directors and executive officers of the Company, and by all directors and executive officers as a group:

                                                                      Percentage
                                                              Amount      of
Title of Class                   Name and Address of Owner*   Owned    Class**
-------------------------------  ---------------------------  ------  ----------

Junior Preferred Voting Stock    Brian W. Amy, M.D.                1
                                 Lawrence L. Braud, M.D.           1
                                 Ralph W. Colpitts, M.D.           1
                                 Jimmy R. Coughran, M.D.           1
                                 Wallace E. Dunlap, M.D.           1
                                 Daniel G. Dupree, M.D.            1
                                 Michael S. Ellis, M.D.            1
                                 Melanie C. Firmin, M.D.           1
                                 Frank D. Irwin, M.D.              0
                                 C. Clinton Lewis, M.D.            1
                                 Thomas P. McCabe                  0
                                 Jay Neukomm                       0
                                 David R. Raines, Jr., M.D.        1
                                 William M. Roeling, M.D.          1
                                 Jay M. Shames, M.D.               1
                                 F. Jeff White III, M.D.           1
                                 James A. White III, M.D.          1
                                 R. Bruce Williams, M.D.           1
                                 All directors and executive
                                 officers as a group              15

-------------------------------------------
* For addresses, see Part I, Item 8.
** All amounts less than 1%

     The following table sets forth the number of shares of the non-voting securities of the Company owned of record by each of the directors and executive officers of the Company, and by all directors and executive officers as a group:

                                                                  Percentage
                                                          Amount      of
Title of Class               Name and Address of Owner*   Owned    Class**
---------------------------  ---------------------------  ------  ----------

Class A Non-Voting Common
   Stock                     Brian W. Amy, M.D.              500
                             Lawrence L. Braud, M.D.         500
                             Ralph W. Colpitts, M.D.         500
                             Jimmy R. Coughran, M.D.         500
                             Wallace E. Dunlap, M.D.         500
                             Daniel G. Dupree, M.D.          500
                             Michael S. Ellis, M.D.          500
                             Melanie C. Firmin, M.D.         500
                             Frank D. Irwin, M.D.              0
                             C. Clinton Lewis, M.D.          500
                             Thomas P. McCabe                  0
                             Jay Neukomm                       0
                             David R. Raines, Jr., M.D.      500
                             William M. Roeling, M.D.        500
                             Jay M. Shames, M.D.             500
                             F. Jeff White III, M.D.         500
                             James A. White III, M.D.        500
                             R. Bruce Williams, M.D.         500
                             All directors and executive
                             officers as a group           7,500


---------------------------------------
* For addresses, see Part I, Item 8.
** All amounts less than 1%.

ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

     Not applicable.


ITEM 12.  SECURITIES BEING REGISTERED.

RECAPITALIZATION

     On March 22, 1997, the Company's shareholders approved a Plan of Recapitalization pursuant to which each of the Company's 2,142 outstanding shares of Class A Common Stock was cancelled and converted into (i) one share of Voting Preferred Stock and (ii) 500 shares of Class A Stock.

JUNIOR PREFERRED VOTING STOCK

     Voting, Dividend and Liquidation Rights. The Voting Preferred Stock is the principal voting security of the Company. Only one share of the other voting security of the Company, the Class B Common Stock, is authorized under the Company's Articles of Incorporation, and it is held of record by the LSMS. The Class B Common Stock shareholder elects 3 out of the 15 directors of the Company, and votes along with the Voting Preferred Stock shareholders on all other matters voted upon by the shareholders. Every outstanding share of Voting Preferred Stock has one vote on all matters voted upon by the shareholders, except the election of directors that are elected by the Class B Common Stock. Voting as a class, the Voting Preferred Stock shareholders elect 12 of the 15 directors of the Company, provided that the Voting Preferred Stock shareholders shall elect all the Company's directors if the Class B Common Stock is not outstanding.

          No dividends may be paid on the Voting Preferred Stock. The Voting Preferred Stock, upon voluntary or involuntary liquidation, dissolution or winding up of the Company, ranks junior to any other class or series of stock issued by the Company and designated as senior to the Voting Preferred Stock ("Senior Securities"), and ranks senior to the Company's Class A Stock. In the event of any such liquidation, dissolution or winding up of the Company, subject to the rights of creditors of the Company and the holders of any Senior Securities, the holders of the Voting Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution to shareholders the sum of $1,000 for each outstanding share of Voting Preferred Stock, provided that if the assets of the Company are not sufficient to pay in full such liquidation payments then the holders of the Voting Preferred Stock shall share ratably in any distribution of such assets. After payment in full of such liquidation amount to all the holders of Voting Preferred Stock, such holders will not be entitled to any further participation in any distribution of the assets of the Company.

          Holders of Voting Preferred Stock, as such, have no conversion, preemptive or other subscription rights. Upon issuance, all shares of Voting Preferred Stock will be fully paid and nonassessable.

          Restrictions on Transfer. The Company's Bylaws prohibit the donation of Voting Preferred Stock, and permit the resale or other transfer of Voting Preferred Stock only to persons who are licensed Louisiana physicians and LSMS members (each such person, an "Eligible Resale Purchaser"), and who does not already own a share of Voting Preferred Stock. In addition, the Bylaws provide a right of first refusal to the Company, pursuant to which a shareholder who wishes to sell, transfer, assign or otherwise dispose of his or her Voting Preferred Stock to an Eligible Resale Purchaser (a "selling shareholder") must give prior notice of such proposed sale and the terms thereof to the Company. Such notice must be accompanied by a written offer to purchase the Voting Preferred Stock from the proposed purchaser which states, among other matters, that the proposed purchaser is an Eligible Resale Purchaser and does not own any Voting Preferred Stock. Upon the receipt of such notice, the Company is entitled, at its option, to purchase the Voting Preferred Stock from the selling shareholder for the price equal to the Liquidation Value. All certificates for shares of Voting Preferred Stock bear a written legend giving notice of these restrictions.

          Ownership Restrictions. The Company's Bylaws prohibit the ownership by any person of more than one share of Voting Preferred Stock and prohibit the transfer of Voting Preferred Stock to any person who is not an Eligible Resale Purchaser or who already owns a share of Voting Preferred Stock.

          Redemption. The Company's Bylaws provide for optional redemption of Voting Preferred Stock by the Company in certain limited circumstances. The Company may redeem, at its option and in its discretion, the Voting Preferred Stock owned by any shareholder (a) who shall be deceased, or (b) who shall request in writing that the Company redeem his or her stock and who (i) shall have permanently retired from the practice of medicine and shall have been so retired for the one year period immediately preceding the date of such request,
(ii) shall have been unable because of disability to practice medicine in a manner substantially consistent with such shareholder's manner of practice immediately preceding such disability for the one year period immediately preceding the date of such request, (iii) shall have lost his or her license to practice medicine in Louisiana for the one year period preceding the date of such request, (iv) shall have become divorced after his or her purchase of such stock, which stock shall have been the community property of such shareholder and his or her former spouse, or (v) shall have failed to meet the Company's credentialing requirements. The redemption price of such redeemed Voting Preferred Stock is the $1,000 liquidation value thereof.

CLASS A NON-VOTING COMMON STOCK

          Voting, Dividend and Liquidation Rights. The Class A Stock has no voting rights, except that under Louisiana law, the Class A Stock has the right to vote as a class on any proposal to amend the Company's Articles of Incorporation that would adversely affect the rights of the Class A Stock shareholders. Any such amendment would be required to be approved by the vote of at least two-thirds of the Class A Stock shares present in person or by proxy at a meeting of the shareholders.

          The Class A Stock may receive dividends when, as and if declared by the Company out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Class A Stock and the Class B Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and the liquidation preference of any Senior Securities, including the

Voting Preferred Stock. Holders of Class A Stock, as such, have no conversion, preemptive or other subscription rights. Upon issuance, all shares of Class A Stock will be fully-paid and nonassessable.

          Restrictions on Transfer. The Company's Bylaws prohibit the resale or other transfer of the Class A Stock to any person who is not an Eligible Resale Purchaser. The Bylaws also provide that the Board of Directors may impose additional transfer restrictions on the Class A Stock upon the issuance thereof. In connection with the Recapitalization, the Board of Directors resolved that resale or other transfer of the 500 shares of Class A Stock received by each shareholder in the Recapitalization shall be prohibited until such shares are released from such resale prohibition on the following timing schedule: 100 shares of the Class A Stock will be released from the resale prohibition on March 22, 1998; an additional 200 shares will be released from the resale prohibition on March 22, 1999; and the final 200 shares will be released from the resale prohibition on March 22, 2000. All certificates for shares of Class A Stock bear a written legend giving notice of such restrictions.

          Redemption. There is no provision in the Company's Bylaws for redemption of the Class A Stock.

          Ownership Restrictions. The Company's Bylaws prohibit the ownership by any person of more than 2% of the outstanding shares of Class A Stock, and prohibit the transfer of Class A Stock to any person who is not an Eligible Resale Purchaser. However, the Bylaws permit the Company to issue up to 6% of the outstanding Class A Stock to executive officers of the Company (who need not be Eligible Resale Purchasers) pursuant to stock options, stock grants and other executive compensation plans.

OTHER AUTHORIZED CLASSES OF STOCK

          Class B Common Stock. The LSMS holds the single share of Class B Common Stock authorized by the Company's Articles of Incorporation. Except in the case of the election of directors, the Class B Common Stock votes with the Voting Preferred Stock on all matters brought for a vote before the shareholders. The Class B Common Stock elects 3 out of the 15 directors of the Company. The Class B Common Stock shares dividend and liquidation rights on a parity with the Class A Stock.

          Serial Preferred Stock. The Articles of Incorporation of the Company authorize the issuance of 2,000,000 shares of Preferred Stock, $1.00 par value. The Board of Directors is authorized to issue the Preferred Stock in one or more series by resolution or resolutions fixing the designations, preferences, and relative, participating, optional or other special rights of the shares of each of such series, and the qualifications, limitations or thereon, provided that no series of Preferred Stock may be granted voting rights other than those expressly required by law. The Board of Directors has not authorized the issuance of any Preferred Stock.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

          There is no market for the Class A Stock or the Voting Preferred Stock of the Company, and no dividends have been declared or paid by the Company on the Class A Stock or the Voting Preferred Stock. The Class A Stock and the Voting Preferred Stock are held jointly by 2,042 shareholders of record.

ITEM 2.  LEGAL PROCEEDINGS.

          Not applicable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

          Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

          On August 17, 1996 the Company completed its initial public offering ("IPO") with the sale of 2,142 shares of its former Class A Common Stock to 2,142 Louisiana physicians for gross proceeds of $12,852,000 and approximate net proceeds of $11.8 million. The Company's selling agent in the IPO was Trident Securities, Inc., Raleigh, North Carolina, which received commissions totaling $515,080. The IPO was made without registration under the Securities Act of 1933 ("Act") in reliance upon the exemption provided by Section 3(a)(11) of the Act, as implemented by Rule 147 of the Securities and Exchange Commission. All the conditions to the safe-harbor provided by Rule 147 were met by the Company in the IPO. More particularly, the Company met all the conditions of Rule 147(c), offers were made only to persons resident within the State of Louisiana as required by Rule 147(d), and the Company undertook the precautions against interstate offers and sales specified in Rule 147(f).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          The Company's Articles of Incorporation and Bylaws provide for indemnification by the Company to the fullest extent permitted by law for expenses, judgment, fines and settlement and amounts actually and necessarily incurred in connection with proceedings arising by reason of the fact that a person is or was a director or officer of the Company.

          The Company's Articles of Incorporation also provide that directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the directors' duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) knowingly, or without the exercise of reasonable care or inquiry, voting in favor of the payment of a dividend in violation of Section 92(D) of the Louisiana Business Corporation Law, or (iv) for any transaction from which the director derives an improper personal benefit. The provision does not apply to claims against directors for violations of certain laws, including federal securities laws.

                                   PART F/S

          The Company's financial statements required by Item 310 of Regulation S-B follow immediately:


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS:

  Independent Auditors' Report                                          20

  Consolidated Balance Sheets: December 31, 1996 and 1995               21

  Consolidated Statements of Operations: Year Ended December 31,
    1996 and Periods from July 18, 1995 (Date of Incorporation)
    to December 31, 1995 and to December 31, 1996 (Since
    Incorporation)                                                      22

  Consolidated Statements of Stockholder's Equity (Deficit):
    Year Ended December 31, 1996 and Period from July 18, 1995
    (Date of Incorporation) to December 31, 1995                        23

  Consolidated Statements of Cash Flows: Year Ended December 31,
    1996 and Periods from July 18, 1995 (Date of Incorporation)
    to December 31, 1995 and to December 31, 1996 (Since
    Incorporation)                                                      24

  Notes to Consolidated Financial Statements                            25

INTERIM FINANCIAL STATEMENTS (UNAUDITED):

  Consolidated Balance Sheets: March 31, 1997 and December 31,
    1996                                                                30

  Consolidated Statements of Operations: Three Months Ended
    March 31, 1997 and 1996 and Period from July 18, 1995
    (Date of Incorporation) to March 31, 1997 (Since
    Incorporation)                                                      31

  Consolidated Statements of Cash Flows: Three Months Ended
    March 31, 1997 and 1996 and Period from July 18, 1995
    (Date of Incorporation) to March 31, 1997 (Since
    Incorporation                                                       32

  Notes to Consolidated Financial Statements                            33

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
 MD HealthShares Corporation:

We have audited the accompanying consolidated balance sheets of MD HealthShares Corporation and subsidiary (a development stage enterprise) as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1996 and the periods from July 18, 1995 (date of incorporation) to December 31, 1995 and to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the year ended December 31, 1996 and the periods from July 18, 1995 (date of incorporation) to December 31, 1995 and to December 31, 1996, in conformity with generally accepted accounting principles.

The Company is in the development stage as of December 31, 1996. As discussed in Note 7 to the consolidated financial statements, the Company obtained capital to fulfill its development activities during 1996 and obtained regulatory approval on January 8, 1997 to operate as an HMO. As further discussed in
Note 7 to the consolidated financial statements, the Company's attainment of profitable operations is dependent upon future events, including achieving a level of revenues adequate to support the Company's cost structure.

DELOITTE & TOUCHE LLP


New Orleans, Louisiana
February 28, 1997

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1996 AND 1995

--------------------------------------------------------------------------------

ASSETS                                             1996           1995

CURRENT ASSETS:
  Cash and cash equivalents                    $ 9,147,525   $    48,874
  Marketable securities (Note 2)                         -       200,755
  Interest receivable                               57,473         2,489
  Prepaid expenses                                 147,747        50,000
                                               -----------   -----------
      Total current assets                       9,352,745       302,118
                                               -----------   -----------
RESTRICTED INVESTMENTS (Note 8)                  1,071,777             -

EQUIPMENT, net of accumulated
 depreciation of $3,825                             13,844             -

OTHER                                                5,225             -
                                               -----------   -----------
TOTAL                                          $10,443,591   $   302,118
                                               ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
 (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable
   Related parties (Note 5)                    $         -   $       245
   Others                                          355,847        40,693
  Current portion of note payable
   to LSMS (Note 3)                                      -        84,357
  Interest payable                                       -         4,500
  Other accrued expenses                                 9             -
  Developmental funds provided by the
   medical community                                     -       456,710
                                               -----------   -----------
      Total current liabilities                    355,856       586,505
                                               -----------   -----------
NOTE PAYABLE TO LSMS, less current
 portion (Note 3)                                        -        91,105
                                                             -----------
CONTINGENCIES (Note 8)                                   -             -

STOCKHOLDERS' EQUITY (DEFICIT) (Note 4):
  Common stock:
   Class A, no par value, 1,000,000
    shares authorized, 2,142 shares -
    1996 and 100 shares - 1995 issued
    and outstanding                             11,826,306           100
   Class B, no par value, 1 share
    authorized, issued and outstanding                 100             -
  Deficit accumulated during the
   development stage                            (1,738,671)     (376,202)
  Unrealized gain on available-for-sale
   securities                                            -           610
                                               -----------   -----------
      Total stockholders' equity (deficit)      10,087,735      (375,492)
                                               -----------   -----------
TOTAL                                          $10,443,591   $   302,118
                                               ===========   ===========

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 1996 AND PERIODS FROM JULY 18, 1995 (DATE OF INCORPORATION) TO DECEMBER 31, 1995 AND TO DECEMBER 31, 1996
(SINCE INCORPORATION)
--------------------------------------------------------------------------------

                                                  JULY 18, 1995
                                        YEAR           TO
                                        ENDED      DECEMBER 31,      SINCE
                                        1996          1995       INCORPORATION

REVENUE - Investment income         $   222,666   $    2,634     $   225,300
                                    -----------   ----------     -----------
EXPENSES:
  Consulting fees                     1,157,445      168,296       1,325,741
  Legal fees                            149,431       17,101         166,532
  Office supplies and other              67,444        3,725          71,169
  Employee recruiting                    55,482            -          55,482
  Travel and meetings                    31,351        6,237          37,588
  Salaries and wages                     29,998            -          29,998
  Sales and marketing                    23,596            -          23,596
  Accounting fees                        16,652            -          16,652
  Postage                                14,564        3,515          18,079
  Temporary staffing                     14,485            -          14,485
  Interest                               10,862        4,500          15,362
  Administrative services                10,000            -          10,000
  Feasibility study                           -      175,462         175,462
  Depreciation                            3,825            -           3,825
                                    -----------   ----------     -----------
      Total expenses                  1,585,135      378,836       1,963,971
                                    -----------   ----------     -----------
  NET LOSS                          $(1,362,469)  $ (376,202)    $(1,738,671)
                                    ===========   ==========     ===========
  NET LOSS PER COMMON SHARE         $    (1,433)  $   (3,762)    $    (2,607)
                                    ===========   ==========     ===========
  AVERAGE OUTSTANDING COMMON
   SHARES                                   951          100             667
                                    ===========   ==========     ===========

See notes to consolidated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
YEAR ENDED DECEMBER 31, 1996 AND PERIOD FROM
JULY 18, 1995 (DATE OF INCORPORATION) TO DECEMBER 31, 1995

------------------------------------------------------------------------------------------------------------------------------------

                                                                                       DEFICIT          UNREALIZED
                                                         COMMON STOCK                 ACCUMULATED         GAIN ON
                                            --------------------------------------    DURING THE         AVAILABLE-
                                                 CLASS A              CLASS B         DEVELOPMENT         FOR-SALE
                                            SHARES     AMOUNT    SHARES     AMOUNT       STAGE           SECURITIES         TOTAL
------------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDER'S DEFICIT,
 July 18, 1995                                 -    $        -         -   $      -    $         -      $        -    $         -

ISSUANCE OF COMMON STOCK                       1           100         -          -              -               -            100

UNREALIZED GAIN ON AVAILABLE-FOR-SALE
 SECURITIES                                    -             -         -          -              -             610            610

NET LOSS                                       -             -         -          -       (376,202)              -       (376,202)
                                        --------    ----------   -------   --------    -----------      ----------    -----------
STOCKHOLDERS DEFICIT,
 December 31, 195                              1           100         -          -       (376,202)            610       (375,492)

ISSUANCE OF COMMON STOCK                   2,142    11,826,306         1        100              -               -     11,826,406

REDEMPTION OF COMMON STOCK                    (1)         (100)        -          -              -               -           (100)

CHANGE IN UNREALIZED GAIN ON
 AVAILABLE-FOR-SALE SECURITIES                 -             -         -          -              -            (610)          (610)

NET LOSS                                       -             -         -          -     (1,362,469)              -     (1,362,469)
                                        --------    ----------   -------   --------    -----------      ----------    -----------
STOCKHOLDERS' EQUITY,
 December 31, 1996                         2,142   $11,826,306         1   $    100    $(1,738,671)     $        -    $10,087,735
                                        ========   ===========   =======   ========    ===========      ==========    ===========

See notes to consoliated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)


CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 1996 AND PERIODS FROM JULY 18, 1995 (DATE OF INCORPORATION) TO DECEMBER 31, 1995 AND TO DECEMBER 31, 1996
(SINCE INCORPORATION)
--------------------------------------------------------------------------------


                                                                                        JULY 18, 1995
                                                                            YEAR              TO
                                                                            ENDED        DECEMBER 31,        SINCE
                                                                            1996             1995         INCORPORATION
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                              $  (1,362,469)  $   (376,202)      $ (1,738,671)
 Adjustments to reconcile net loss to cash flows from
  operating activities:
   Feasibility study                                                               -        175,462            175,462
   Loss on sales of available-for-sale securities                             15,328              -             15,328
   Depreciation                                                                3,825              -              3,825
   Changes in operating assets and liabilities:
    Interest receivable                                                      (54,984)        (2,489)           (57,473)
    Prepaid expenses                                                         (97,747)       (50,000)          (147,747)
    Other                                                                     (5,225)             -             (5,225)
    Accounts payable                                                         314,909         40,938            355,847
    Interest payable                                                          (4,500)         4,500                  -
    Other accrued expenses                                                         9              -                  9
                                                                       -------------   ------------       ------------
     Net cash used in operating activities                                (1,190,854)      (207,145)        (1,398,645)
                                                                       -------------   ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of available-for-sale securities                                 (355,663)      (200,145)          (555,808)
 Sales of available-for-sale securities                                      540,480              -            540,480
 Purchases of restricted investments                                      (1,071,777)             -         (1,071,777)
 Purchases of equipment                                                      (17,669)             -            (17,669)
                                                                       -------------   ------------       ------------
     Net cash used in investing activities                                  (904,629)      (200,145)        (1,104,774)
                                                                       -------------   ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net proceeds from issuance of common stock                               11,826,406            100         11,826,506
 Redemption of common stock                                                     (100)             -               (100)
 Developmental funds provided by the medical community                       585,250        456,710          1,041,960
 Developmental funds returned to the medical community                    (1,041,960)             -         (1,041,960)
 Repayment of LSMS note payable                                             (175,462)             -           (175,462)
                                                                       -------------   ------------       ------------
     Net cash provided by financing activities                            11,194,134        456,810         11,650,944
                                                                       -------------   ------------       ------------
NET INCREASE IN CASH                                                       9,098,651         48,874          9,147,525
CASH AND CASH EQUIVALENTS, Beginning of period                                48,874              -                  -
                                                                       -------------   ------------       ------------
CASH AND CASH EQUIVALENTS, End of period                               $   9,147,525   $     48,874       $  9,147,525
                                                                       =============   ============       ============
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
   Note payable issued                                                 $           -   $    175,462       $    175,462
                                                                       =============   ============       ============
   Change in unrealized gain on available-for-sale securities          $        (610)  $        610       $          -
                                                                       =============   ============       ============

See notes to consolidated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 1996 AND PERIOD FROM JULY 18, 1995 (DATE OF INCORPORATION) TO DECEMBER 31, 1995
--------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION AND PRINCIPLES OF CONSOLIDATION - MD HealthShares Corporation ("MDH") was incorporated on July 18, 1995 for the purpose of creating a health maintenance organization ("HMO") and other healthcare financing vehicles that provide medical services to HMO enrollees of the HMO and other types of plans, primarily through contractual arrangements with a network of hospitals and physicians located in the state of Louisiana. On October 2, 1996, MDH created Patient's Choice, Inc. ("PCI"), a wholly-owned subsidiary organized to operate on a state-wide basis an independent practice association HMO, and to administer on a state-wide basis a PPO. The accompanying consolidated financial statements include the accounts of the MDH and PCI ("the Company"). Material intercompany balances and transactions are eliminated in consolidation.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   CASH AND CASH EQUIVALENTS - Cash and cash equivalents include investments in highly liquid debt instruments with a maturity of three months or less when purchased, excluding restricted investments.

   MARKETABLE SECURITIES - Marketable securities have been categorized as available-for-sale and, as a result, are stated at fair value with the unrealized holding gains and losses reported as a separate component of stockholder's equity. All marketable debt securities are available for current operations and, therefore, have been classified as current assets.

   RESTRICTED INVESTMENTS - Restricted investments, which represent investments pledged to secure a stand-by letter of credit, are recorded at cost which approximates fair value at December 31, 1996 (see Note 8).

   EQUIPMENT - Equipment is recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective equipment.

   DEVELOPMENTAL FUNDS PROVIDED BY THE MEDICAL COMMUNITY - Prior to the offering of 2,142 shares of common stock at $6,000 per share to licensed physicians who are members of the Louisiana State Medical Society ("LSMS") and whose principal residences and medical offices (if a practicing physician) are located in Louisiana, MDH solicited voluntary contributions ("developmental funds") from the medical community to fund the Company's developmental (primarily consulting) costs. The Board of Directors resolved to repay all such developmental funds when the minimum number of shares (2,000) was issued. Accordingly, such developmental funds (which were non-interest bearing) were reflected in the accompanying 1995 financial statements as developmental funds provided by the medical community.

   MDH ceased solicitation of such developmental funds on February 14, 1996. In December 1996, MDH repaid all of its developmental funds ($1,041,960) which were provided by the medical community.

   COMMON STOCK - The authorized common stock of MDH consists of Class A and Class B common stock. No person may own of record or beneficially more than one share of Class A stock. The Class A and Class B common stock may not be sold, assigned, transferred or otherwise disposed of by any person unless, in the case of the Class A common stock, MDH fails to exercise its right of first refusal. The right of first refusal specifies that MDH may purchase the Class A common stock from any person at the lesser of the book value per share or the seller's cost to purchase the stock. The Class B common stock, which was issued on November 23, 1996, may, at MDH's option and discretion, be redeemed for $100 upon written request of the Class B common stockholder, which is LSMS. Additionally, the Class A and Class B common stockholders elect twelve and three, respectively, of the fifteen Directors of MDH.

   NET LOSS PER COMMON SHARE - Net loss per common share is computed based on the weighted average number of common shares outstanding during the period.

   INCOME TAXES - There are temporary differences in reporting certain expenses for financial statement and federal income tax purposes. The principal difference relates to accounting for organizational expenses. A deferred income tax benefit has not been recorded as its realization is not considered probable. The Company has net operating loss carryforwards at December 31, 1996 of approximately $237,000, which may be used to offset taxable income in future years. Such carryforwards expire by 2011.

   RECLASSIFICATIONS - Certain amounts in the 1995 consolidated financial statements have been reclassified to conform to the 1996 presentation.

2. MARKETABLE SECURITIES

   Marketable securities at December 31, 1995 include the following:

                                                  FAIR
                                                  VALUE      COST

     U.S. government and agency securities      $101,078   $100,455
     Corporate notes                              81,073     81,086
     Other debt securities                        18,604     18,604
                                                --------   --------
                                                $200,755   $200,145
                                                ========   ========

   For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

3. NOTE PAYABLE TO LSMS

   On September 6, 1995, MDH purchased a feasibility study for the development of a physician-owned, state-wide HMO from the LSMS for $175,462. This purchase was effected by the issuance of a note payable to the LSMS. The note payable provided for interest at a rate of 8.0% per annum and was payable in equal annual instalments (including interest) of $98,394 on September 5, 1996 and 1997. On October 9, 1996, MDH repaid the outstanding principle and accrued interest of $15,345 related to this note payable.

4. STOCKHOLDERS' EQUITY

   On August 17, 1996, MDH completed a public offering of 2,142 shares of its Class A common stock, at a public offering price of $6,000 per share (the "Offering"). The net proceeds from the Offering of approximately $11.8 million will be used to organize and operate on a state-wide basis an independent practice association model HMO, and to organize and administer on a state-wide basis a preferred provider organization ("PPO").

5. RELATED PARTY TRANSACTIONS

   Certain members of the LSMS's board of directors are members of the board of directors of MDH. Certain expenses of MDH were borne initially by either the LSMS or members of the board of directors. These expenses, approximating $10,079 for the period ended December 31, 1995, were then reimbursed by MDH and are reflected in the accompanying consolidated financial statements.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash and cash equivalents - The carrying amount approximates fair value because of the nature of these instruments.

   Marketable securities - The fair values of marketable securities are estimated based on quoted market price for those or similar investments.

   Restricted investments - The fair values of restricted investments are estimated based on quoted market price for those or similar investments.

   Note payable to LSMS - The Company does not believe that bank or any other type of financing would have been available for the purchase of the feasibility study; therefore, a reasonable estimate of fair value could not be made due to the nature of the payment terms and the forgiveness feature.

   The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows:

                                          1996                    1995
                               ------------------------  -----------------------
                                 CARRYING       FAIR       CARRYING       FAIR
                                 AMOUNT         VALUE      AMOUNT         VALUE

   Cash and cash equivalents   $ 9,147,525  $ 9,147,525  $   48,874   $  48,874
   Marketable securities                 -            -     200,755     200,755
   Restricted investments        1,071,777    1,071,777           -           -
   Note payable to LSMS                  -            -    (175,462)          -

7. DEVELOPMENT STAGE ENTERPRISE

   The Company is in the development stage. It has minimal professional management and no prior operating history. On January 8, 1997, PCI received a Certificate of Authority ("COA") from the Louisiana Department of Insurance ("LDOI") to operate as an HMO. Once regulatory approval was obtained, the Company commenced marketing of its HMO and other benefit plans. There can be no assurance that the Company will be able to ever achieve profitable operations.

8. COMMITMENTS AND CONTINGENCIES

   LETTER OF CREDIT - In connection with the filing for a COA and as an ongoing requirement of the State of Louisiana, PCI has a $1,000,000 stand-by letter of credit issued by Hibernia National Bank, payable to the LDOI as beneficiary in lieu of a $1,000,000 statutory deposit. Such stand-by letter of credit is secured by a pledge of a $1,100,000 stated value U.S. treasury security.

   REGULATORY REQUIREMENTS - The state of Louisiana has implemented financial regulations for HMOs requiring, among other things, minimum net worth requirements. As of December 31, 1996, admitted assets, as defined, less liabilities, must be at least equal to $800,000 as reported in the statutory filing of such calendar year. PCI was in compliance with the state statutory net worth requirement at December 31, 1996. The minimum state statutory net worth requirement will increase to $1.5 million and $2.0 million by July 1, 1997 and 1998, respectively.

9. SUBSEQUENT EVENT (UNAUDITED)

   On March 22, 1997, the Company's stockholders approved a plan of recapitalization and amendments to the Company's articles of incorporation. In connection therewith, 7,500 shares of Junior Preferred Voting Stock, 2,000,000 shares of Preferred Stock and 8,000,000 shares of Class A Non-Voting Stock were authorized. Additionally, all of the Company's 2,142 outstanding shares of Class A Common Stock were cancelled, and each former share of Class A Common Stock was converted into one share of Junior Preferred Voting Stock and 500 shares of Class A Non-Voting Common Stock.

   The following table sets forth the pro forma effect of this recapitalization as of December 31, 1996:

                                                              AS ADJUSTED
                                                                FOR THE
                                                            RECAPITALIZATION
                                           DECEMBER 31,       DECEMBER 31,
                                              1996                1996

   STOCKHOLDERS' EQUITY:
    Junior preferred voting stock,
     $1.00 par value, liquidation
     value $1,000, 7,500 shares
     authorized, 2,142 shares issued
     and outstanding                       $       N/A       $     2,142
    Preferred stock, $1.00 par value,
     2,000,000 shares authorized,
     none issued and outstanding                   N/A                 -
    Common Stock:
     Class A, no par value, 1,000,000
      shares authorized, 2,142 shares
      issued and outstanding                11,826,306               N/A
     Class B, no par value, 1 share
      authorized, issued and outstanding           100               N/A
     Class A non-voting, $0.10 par value,
      8,000,000 shares authorized,
      1,071,000 shares issued and outstanding      N/A           107,100
     Class B, $0.10 par value, 1 share
      authorized and outstanding                   N/A                 -
    Additional paid-in capital                       -        11,717,164
    Deficit accumulated during the
     development stage                      (1,738,671)       (1,738,671)
                                            ----------        ----------

        Total stockholders' equity         $10,087,735       $10,087,735
                                           ===========       ===========

                                    ******

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED BALANCE SHEETS
MARCH 31, 1997 AND DECEMBER 31, 1996 - UNAUDITED
--------------------------------------------------------------------------------

                                                         MARCH 31,      DECEMBER 31,
ASSETS                                                     1997            1996
CURRENT ASSETS:
  Cash and cash equivalents                             $ 8,306,271     $ 9,147,525
  Interest receivable                                        59,487          57,473
  Other receivable                                            1,310               -
  Prepaid expenses                                          198,681         147,747
                                                        -----------     -----------

        Total current assets                              8,565,749       9,352,745

RESTRICTED INVESTMENTS                                    1,071,777       1,071,777

EQUIPMENT, net of accumulated depreciation of $6,155
  and $3,825, respectively                                   27,169          13,844

OTHER                                                        42,354           5,225
                                                        -----------     -----------

TOTAL                                                   $ 9,707,049     $10,443,591
                                                        ===========     ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                      $   378,567     $   355,847
  Other accrued expenses                                          -               9
                                                        -----------     -----------

        Total current liabilities                           378,567         355,856
                                                        -----------     -----------

CONTINGENCIES                                                     -               -

STOCKHOLDERS' EQUITY:
  Junior preferred voting stock, $1.00 par value,
    liquidation value $1,000, 7,500 shares
    authorized, 2,142 shares issued and out-
    standing in 1997; none in 1996                            2,142               -
  Preferred stock, $1.00 par value, 2,000,000
    shares authorized, none issued and outstanding
    in 1997 and 1996                                              -               -
  Common stock:
    Class A, no par value, 1,000,000 shares
      authorized, 2,142 shares issued and outstanding
      in 1996; none in 1997                                       -      11,826,306
    Class B, no par value, 1 share authorized, issued
      and outstanding in 1996; none in 1997                       -             100
    Class A non-voting, $0.10 par value, 8,000,000
      shares authorized, 1,071,000 shares issued and
      outstanding in 1997; none in 1996                     107,100               -
    Class B, $0.10 par value, 1 share authorized and
      outstanding in 1997; none in 1996                           -               -
  Additional paid-in capital                             11,717,164               -
  Deficit accumulated during the development stage       (2,497,924)     (1,738,671)
                                                        -----------     -----------

        Total stockholders' equity                        9,328,482      10,087,735
                                                        -----------     -----------

TOTAL                                                   $ 9,707,049     $10,443,591
                                                        ===========     ===========

See notes to consolidated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF OPERATIONS
THREE MONTHS ENDED MARCH 31, 1997 AND 1996 AND PERIOD FROM
JULY 18, 1995 (DATE OF INCORPORATION) TO MARCH 31, 1997
(SINCE INCORPORATION) - UNAUDITED
--------------------------------------------------------------------------------

                                           THREE MONTHS ENDED
                                       --------------------------
                                       MARCH 31,        MARCH 31,      SINCE
                                         1997             1996     INCORPORATION
REVENUES:
  Investment income                    $ 124,592       $    4,852   $   349,892
  Other                                    1,310                -         1,310
                                      ----------       ----------   -----------
       Total revenues                    125,902            4,852       351,202
                                      ----------       ----------   -----------
EXPENSES:
  Consulting fees                        464,214          259,816     1,789,955
  Legal fees                              69,384            4,232       235,916
  Office supplies and other               96,738              467       167,907
  Employee recruiting                     17,260                -        72,742
  Travel and meetings                      5,838            5,809        43,426
  Salaries and wages                      32,319                -        62,317
  Sales and marketing                     82,668                -       106,264
  Accounting fees                         29,603                -        46,255
  Postage                                 14,924            2,080        33,003
  Temporary staffing                      69,876                -        84,361
  Interest                                     -            3,461        15,362
  Administrative services                      -                -        10,000
  Feasibility study                            -                -       175,462
  Depreciation                             2,330                -         6,155
                                      ----------       ----------   -----------
       Total expenses                    885,154          275,865     2,849,125
                                      ----------       ----------   -----------
NET LOSS                               $(759,252)      $ (271,013)  $(2,497,923)
                                      ==========       ==========   ===========
NET LOSS PER COMMON SHARE             $   (2.11)      $(2,710.13)  $    (48.17)
                                      ==========       ==========   ===========

AVERAGE OUTSTANDING COMMON SHARES        359,143              100        51,878
                                      ==========       ==========   ===========


See notes to consolidated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)

CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS ENDED MARCH 31, 1997 AND 1996 AND PERIOD FROM
JULY 18, 1995 (DATE OF INCORPORATION) TO MARCH 31, 1997
(SINCE INCORPORATION) - UNAUDITED
--------------------------------------------------------------------------------

                                            THREE MONTHS ENDED
                                        -------------------------      SINCE
                                        MARCH 31,       MARCH 31,  INCORPORATION
                                          1997            1996
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                            $   (759,252)   $  (271,013)  $(2,497,923)
  Adjustments to reconcile net
   loss to cash flows from operating
   activities:
    Feasibility study                            -              -       175,462
    Loss on sales of available-for-
     sale securities                             -              -        15,328
    Depreciation                             2,330              -         6,155
    Changes in operating assets
     and liabilities:
      Interest receivable                   (2,014)        (8,916)      (59,487)
      Other receivable                      (1,310)             -        (1,310)
      Prepaid expenses                     (50,935)             -      (198,682)
      Other                                (37,129)             -       (42,354)
      Accounts payable                      22,720         57,021       378,567
      Interest payable                           -          3,461             -
      Other accrued expenses                    (9)             -             -
                                      ------------    -----------   -----------
           Net cash used in
            operating activities      $   (825,599)   $  (219,447)  $(2,224,244)
                                      ------------    -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of available-for sale
   securities                                    -       (370,936)     (555,808)
  Sales of available-for-sale
   securities                                    -              -       540,480
  Purchases of restricted investments            -              -    (1,071,777)
  Purchases of equipment                   (15,655)             -       (33,324)
                                      ------------    -----------   -----------
           Net cash used in
            investing activities           (15,655)      (370,936)   (1,120,429)
                                      ------------    -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of
   common stock                                  -              -    11,826,506
  Redemption of common stock                     -              -          (100)
  Developmental funds provided by
   the medical community                         -        585,250     1,041,960
  Developmental funds returned to the
   medical community                             -              -    (1,041,960)
  Repayment of LSMS note payable                 -              -      (175,462)
                                      ------------    -----------   -----------
           Net cash provided by
            financing activities                 -        585,250    11,650,944
                                      ------------    -----------   -----------
NET (DECREASE) INCREASE IN CASH           (841,254)        (5,133)    8,306,271

CASH AND CASH EQUIVALENTS, Beginning
 of period                               9,147,525         48,874             -
                                      ------------    -----------   -----------
CASH AND CASH EQUIVALENTS, End of
 period                               $  8,306,271    $    43,741   $ 8,306,271
                                      ============    ===========   ===========
NON-CASH INVESTING AND FINANCING
 TRANSACTIONS:
  Note payable issued                 $          -    $         -   $   175,462
                                      ============    ===========   ===========
  Change in unrealized gain on
   available-for-sale securities      $          -    $     7,408   $         -
                                      ============    ===========   ===========

See notes to consolidated financial statements.

MD HEALTHSHARES CORPORATION AND SUBSIDIARY
(A DEVELOPMENT STAGE ENTERPRISE)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED MARCH 31, 1997 AND 1996 AND PERIOD FROM
JULY 18, 1995 (DATE OF INCORPORATION) TO MARCH 31, 1997 (SINCE INCORPORATION) - UNAUDITED
--------------------------------------------------------------------------------

1.  BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with Rule 310(g) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997.

    For a summary of significant accounting policies, refer to Note 1 of Notes to Consolidated Financial Statements included in the Company's General Form of Registration of Securities of Small Business Issuers on Form 10-SB for the year ended December 31, 1996.

2.  RECAPITALIZATION

    On March 22, 1997, the Company's stockholders approved a plan of recapitalization and amendments to the Company's articles of incorporation. In connection therewith, 7,500 shares of Junior Preferred Voting Stock, 2,000,000 shares of Preferred Stock and 8,000,000 shares of Class A Non-Voting Stock were authorized. Additionally, all of the Company's 2,142 outstanding shares of Class A Common Stock were cancelled, and each former share of Class A Common Stock was converted into one share of Junior Preferred Voting Stock and 500 shares of Class A Non-Voting Common Stock.

3.  DEVELOPMENT STAGE ENTERPRISE

    The Company is in the development stage. It has minimal professional management and no prior operating history. On January 8, 1997, PCI received a Certificate of Authority ("COA") from the Louisiana Department of Insurance ("LDOI") to operate as an HMO. Once regulatory approval was obtained, the Company commenced marketing of its HMO and other benefit plans. There can be no assurance that the Company will be able to ever achieve profitable operations.

4.  COMMITMENTS AND CONTINGENCIES

    Letter of Credit - In connection with the filing for a COA and as an ongoing requirement of the State of Louisiana, PCI has a $1,000,000 stand-by letter of credit issued by Hibernia National Bank, payable to the LDOI as beneficiary in lieu of a $1,000,000 statutory deposit. Such stand-by letter of credit is secured by a pledge of a $1,100,000 stated value U.S. treasury security.

    Regulatory Requirements - The state of Louisiana has implemented financial regulations for HMOs requiring, among other things, minimum net worth requirements. As of December 31, 1996, admitted assets, as defined, less liabilities, must be at least equal to $800,000 as reported in the statutory filing of such calendar year. PCI was in compliance with the state statutory net worth requirement at December 31, 1996. The minimum state statutory net worth requirement will increase to $1.5 million and $2.0 million by July 1, 1997 and 1998, respectively.



                                    ******

                                   PART III

ITEM 1.  INDEX TO EXHIBITS.

EXHIBIT
NUMBER        DESCRIPTION

 2(a)* Restated Articles of Incorporation of MD HealthShares Corporation dated March 22, 1997

 2(b)         Amended and Restated Bylaws of MD HealthShares
              Corporation dated June 7, 1997

 6(a)*        Consulting Services Agreement by and among MD
              HealthShares Corporation, Patient's Choice, Inc. and Thomas
              P. McCabe dated February 7, 1997

 6(b)* Third Party Administration Agreement by and among MD HealthShares Corporation, Patient's Choice, Inc. and Managed Care Consultants, Inc. dated January 1, 1997

 6(c)*        Consulting Services Agreement by and between MD
              HealthShares Corporation and Arthur Andersen LLP dated November 22, 1995

 6(d)         Supplemental Letter Consulting Agreement between MD
              HealthShares Corporation and Arthur Andersen dated October 29,
              1996

 6(e)         Supplemental Letter Consulting Agreement between MD
              HealthShares Corporation and Arthur Andersen dated February 1,
              1997

 6(f) Letter Employment Agreement between MD HealthShares Corporation and Jay Neukomm dated March 22, 1997

 6(g) Letter Employment Agreement between MD HealthShares Corporation and Frank D. Irwin, M.D., dated May 21, 1997

------------------------
*Previously filed.


ITEM 2.  DESCRIPTION OF EXHIBITS.

     The Company's Exhibits are included elsewhere in this Registration
Statement.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         MD HEALTHSHARES CORPORATION



Date:  June 30, 1997                     By:  /s/ Thomas P. McCabe
                                              -------------------------------
                                              Thomas P. McCabe
                                              Interim Chief Executive Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION

  2(a)* Restated Articles of Incorporation of MD HealthShares Corporation dated March 22, 1997

  2(b) Amended and Restated Bylaws of MD HealthShares Corporation dated June 7, 1997

  6(a)* Consulting Services Agreement by and among MD HealthShares Corporation, Patient's Choice, Inc. and Thomas P. McCabe dated February 7, 1997

  6(b)* Third Party Administration Agreement by and among MD HealthShares Corporation, Patient's Choice, Inc. and Managed Care Consultants, Inc. dated January 1, 1997

  6(c)* Consulting Services Agreement between MD HealthShares Corporation and Arthur Andersen LLP dated November 22, 1995

  6(d) Supplemental Letter Consulting Agreement between MD HealthShares Corporation and Arthur Andersen dated October 29, 1996

  6(e) Supplemental Letter Consulting Agreement between MD HealthShares Corporation and Arthur Andersen dated February 1, 1997

  6(f) Letter Employment Agreement between MD HealthShares Corporation and Jay Neukomm dated March 22, 1997

  6(g) Letter Employment Agreement between MD HealthShares Corporation and Frank D. Irwin, M.D., dated May 21, 1997

------------------------
*Previously filed.